UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Submission of Matters to a Vote of Security Holders.

On December 10, 2010, GSME Acquisition Partners I (“GSME”) held its extraordinary general meeting of shareholders.  The meeting was held to consider and vote upon the following proposals:

•
A proposal to approve the Amended and Restated Agreement and Plan of Reorganization (“Merger Agreement”), dated as of September 13, 2010, as amended, among GSME, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) and the transactions contemplated thereby.  This is referred to as the “Merger Proposal.”

•
A proposal to approve by ordinary resolution an increase in the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.  This is referred to as the “Capitalization Proposal.”

•	A proposal to approve by special resolution the change of the name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Inc.” This is referred to as the “Name Change Proposal.”

•
A proposal to approve by special resolution amendments to GSME’s amended and restated memorandum and articles of association to (i) enable GSME to repurchase ordinary shares in order to facilitate the approval of the Merger Proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and (ii) to provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.  This is referred to as the “Additional Articles Proposal.”

•
A proposal to approve by special resolution the amendment and restatement of GSME’s amended and restated articles of association to (among other matters) reflect the above-referenced proposals.  This is referred to as the “Articles Amendment Proposal.”

GSME’s shareholders approved all of the proposals presented at the extraordinary general meeting.  The closing of the transactions contemplated by the Merger Proposal is conditioned on Plastec’s board of directors reconfirming its approval of the merger between GSME and Plastec.  Assuming Plastec’s board reconfirms its approval, the parties expect the closing to occur as soon as possible thereafter.

The following is a tabulation of the number of shares voted for the Merger Proposal, the number of shares voted against the Merger Proposal and the number of shares abstaining with respect to the Merger Proposal:

For	Against	Abstaining
4,562,817	221,349	0

In connection with the Merger Proposal, holders of an aggregate of 2,615,732 shares, or approximately 73% of the public shares, of GSME sought to exercise their conversion rights and validly perfected such exercise.

The following is a tabulation of the number of shares voted for the Capitalization Proposal, the number of shares voted against the Capitalization Proposal and the number of shares abstaining with respect to the Capitalization Proposal:

For	Against	Abstaining
4,479,787	260,329	44,050

The following is a tabulation of the number of shares voted for the Name Change Proposal, the number of shares voted against the Name Change Proposal and the number of shares abstaining with respect to the Name Change Proposal:

For	Against	Abstaining
4,532,387	250,329	1,450

The following is a tabulation of the number of shares voted for the Additional Articles Proposal, the number of shares voted against the Additional Articles Proposal and the number of shares abstaining with respect to the Additional Articles Proposal:

For	Against	Abstaining
4,325,937	387,179	44,050

The following is a tabulation of the number of shares voted for the Articles Amendment Proposal, the number of shares voted against the Articles Amendment Proposal and the number of shares abstaining with respect to the Articles Amendment Proposal:

For	Against	Abstaining
4,205,437	534,679	44,050

Exhibits

Exhibit	Description

99.1	Press release dated December 10, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  December 10, 2010
GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer